

January 9, 2024

Ronen Tsimerman
Chief Financial Officer
IceCure Medical Ltd.
7 Ha'Eshel St., PO Box 3163
Caesarea, 3079504 Israel

IceCure Medical Ltd.

    Re: IceCure Medical Ltd.
       Supplemental Response dated October 13, 2023
       Annual Report on Form 20-F filed March 29, 2023
       File No. 001-40753

Dear Ronen Tsimerman:

    We have reviewed your October 13, 2023 response to our comment letter and have the following comment.

    Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to this letter, we may have additional comments.

Supplemental Response Dated October 13, 2023 regarding Annual Report on Form 20-F filed March 29, 2023

General

1.   We note in your response that one of the members of the board of directors of the Company is a Chinese citizen and another holds British citizenship and citizenship of the Hong Kong Special Administrative Region of the People's Republic of China. In future filings, to the extent that one or more of your officers and/or directors are located in China or Hong Kong, please create a separate Enforceability of Civil Liabilities section for the discussion of the enforcement risks related to civil liabilities due to your officers and directors being located in China or Hong Kong. Please identify each officer and/or director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. For example, discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints.

Also, please disclose these risks in a separate risk factor, which should contain disclosures consistent with the separate section, and include the risk in your summary risk factor disclosure.

Please contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 if you have questions regarding the financial statements and related matters. Please contact Benjamin Richie at 202-551-7857 or Abby Adams at 202-551-6902 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Eric Victorson